P&O

Established 1837

02 NOV 21 AM 9:25

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone (020) 7930 4343
Facsimile (020) 7839 9338

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

02055959

14 November 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

82-2083

SUPPL

Dear Sirs

P&O TRADING UPDATE: JULY TO SEPTEMBER 2002

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

Liz Eddington
Company Secretariat

dlw 11/21

enc

P&O

News Release

EMBARGO: NOT FOR PUBLICATION BEFORE 07.00 HOURS (UK TIME) ON THURSDAY, 14 NOVEMBER 2002

P&O TRADING UPDATE: JULY TO SEPTEMBER 2002

This is the third quarter update in 2002 for P&O's ports, logistics and ferries businesses. The next quarterly update (October to December 2002) is provisionally scheduled for 6 March 2003. The quarterly updates complement P&O's financial results statements, the next of which will be the Group's preliminary results which are also expected to be announced on 6 March 2003.

Highlights for Q3

- Organic growth in Ports' container volumes was 14% up on Q3 2001. US dollar and other currency weakness was offset at the Group level by reduced interest;
- while logistics markets remained sluggish, Trans European benefited from the normal seasonal upturn in volumes and reported further contract wins;
- Cold Logistics continued to perform strongly in ANZ but trading pressures persisted in the US; and
- Ferries saw an overall improvement in the tourist vehicle market and on-board spend while lower freight carryings were partly offset by improved rates.

P&O Nedlloyd, in which P&O has a 50% interest, is reporting its trading and financial results for Q3 today.

Further information: Peter Smith, Director, Communications and Strategy
020 7930 4343

Andrew Lincoln, Manager, Investor Relations and Strategy
020 7321 4490

The Peninsular and Oriental Steam Navigation Company, 79 Pall Mall, London SW1Y 5EJ, United Kingdom
Telephone +44 (0)20 7930 4343 Facsimile +44 (0)20 7925 0384 E-mail: communications@pogroup.com
Internet http://www.pogroup.com
Head Office 79 Pall Mall, London SW1Y 5EJ, England. Incorporated by Royal Charter with limited liability. Company number Z73

PORTS

Throughput
(TEU[1] '000)

	Q3				Year to date			
	2002		2001		2002		2001	
	Gross[2]	Equity Adj[2]	Gross	Equity Adj	Gross	Equity Adj	Gross	Equity Adj
Asia	1,707	1,010	1,146	702	4,448	2,685	3,187	1,882
Americas	507	346	501	340	1,418	949	1,453	1,009
Europe	745	686	625	573	2,043	1,869	1,735	1,596
ANZ	381	381	339	339	1,005	1,005	906	906
Total	**3,340**	**2,423**	**2,611**	**1,954**	**8,914**	**6,508**	**7,281**	**5,393**

(1) TEU = twenty foot equivalent unit. This is a standard size of container and a common measure of capacity in the container logistics business. In 2001 container terminals accounted for approximately 75% of the total operating profit reported for P&O Ports, the remainder coming from other port services.

(2) Gross throughput reports 100% of the volume at each terminal in which P&O holds an interest. Equity adjusted throughput reports the gross volume adjusted to reflect accounting consolidation i.e. 100% of subsidiary volumes plus the equity share of associates and joint ventures volume. Therefore equity adjusted throughput recognises the actual volume that contributes to P&O Ports' earnings as reported in its profit and loss statement. Historic equity adjusted volumes can be found in the appendix to this trading update. For the next three quarters, both gross and equity adjusted volumes will be reported as in the above table. Thereafter only the equity adjusted volumes will be reported.

Key Points

1. On an equity adjusted basis, for Q3 2002, throughput was 24% up on 2001 with 14% attributable to organic growth. Year to date throughput was up 21% with 13% attributable to organic growth. On a gross basis, for Q3 2002, throughput was 28% up on 2001 with 16% attributable to organic growth and year to date throughput was up 22% with 14% attributable to organic growth. These growth numbers are comfortably ahead of estimates of overall industry growth. However, the majority of the growth has been in start up and other lower yielding terminals.
2. The impact of the US West Coast dispute is anticipated to be very modest. P&O Ports has no direct investment in West Coast terminals although disruption to vessel schedules has had a knock on effect on the East Coast. LCIT in Thailand and QQCT in China have both reported some cancellation of bookings and/or a minor reduction in volumes.
3. The weakness in the US dollar experienced at the end of June has persisted throughout Q3. There has also been weakness in some other significant currencies,

notably the Indian rupee. This has had a translation effect on the Ports results but it has been offset by an improvement in the Group interest charge.

Asia

4. Nhava Sheva in India continues to break records for monthly volumes with over 100,000 teu reported in both August and September.

5. At Chennai, the condition of the inherited equipment has been the greatest impediment to further volume growth. The new equipment ordered at the time of hand-over in November 2001 is now being received. To date five rubber tyred gantries have been commissioned with another five to be commissioned before the year-end. This will increase capacity to approximately 500,000 teu. The first two new cranes will be delivered early in the New Year.

6. At Qasim (QICT) in Pakistan, P&O's shareholding had increased to 100% earlier this year. 25% of the equity has now been sold to a local partner so that P&O's shareholding has decreased to the previous level of approximately 75%. QICT successfully attracted a new customer (MSC) to the terminal from August and will be able to target additional customers once new equipment is delivered in the New Year.

7. At ATI in the Philippines, the opening of the new purpose-built domestic terminal to service the largest domestic shipping line has been deferred until January. This followed delays in receiving appropriate approvals and also bad weather, which hampered civil works.

8. At Qingdao (QQCT) in China the transfer of volume from the old port continues with all international trades other than Korea and US services now being serviced by the new facilities. Monthly volumes have increased from approximately 30,000 teu in Q1 to over 60,000 teu in Q3.

9. Laem Chabang in Thailand, in which P&O has a 34% shareholding, has recently tendered to acquire the adjacent C3 terminal that is being privatised by the Port Authority.

Americas

10. In Buenos Aires, throughput at TRP continues to be affected by the country's economic difficulties. Q3, however, saw a modest but sustained increase in volume. September was the first month this year where monthly volumes handled by TRP have exceeded those of the equivalent period in 2001.

11. All North American operations in the Gulf of Mexico (New Orleans, Gulfport and Lake Charles) were impacted by a hurricane and tropical storm in September. This resulted in a loss of cargo due to diversion of ship calls and additional costs at the terminals to secure equipment and clean up after the storms.

12. The redevelopment of the New York (PNCT) terminal is nearing completion. The new gate complex has been commissioned resulting in a reduction in staff and all new cranes and paving should be commissioned prior to the year-end. Additional paving will be undertaken during the summer of 2003 but should not significantly impact operations. The New World Alliance will start calling at PNCT from November 2002.

Europe

13. Volumes at Southampton grew at a faster rate than the underlying market but ancillary revenue continues to be at lower levels than last year. Ongoing civil works at the terminal have impacted productivity. There were also congestion difficulties as a result of a glut of empty boxes and the seasonal increase in throughput.

14. Tilbury secured the business of the EPIC consortium (Europe – India alliance) from August 2002. This is the first major customer to transfer to the terminal following completion of the new Riverside II berth.

15. In Antwerp, general cargo volumes in the Port of Antwerp continue at lower levels than last year. However, results from the P&O Ports facility are showing signs of recovery and will be boosted by contract gains, which will be effective from 1 January.

16. It has been announced that the Public Inquiry into the Harbour Empowerment Order for the port development at London Gateway will commence on 25 February 2003 and will be heard at the same time as the Inquiries into the Logistics and Commercial Centre and non-port rail works.

ANZ (Australia and New Zealand)

17. Volumes for the year to date have grown 11%, in line with the generally recognised industry multiple of between two to three times local GDP growth. Market share remains stable.

LOGISTICS

Trans European

1. Trans European benefited from the normal seasonal upturn in volume at the end of the quarter. However, in general, the slower underlying market trends experienced in H1 persisted into Q3.
2. In Contract Logistics, volumes across European markets in Q3 were at similar levels to 2001 as the pipeline of new business wins and contract extensions offset weak economic conditions. A significant new contract was gained in Q3 in the chemical sector and further contracts were won in the industrial and consumer segments.
3. During Q3, the Continental business was expanded via construction of a new 16,000 square metre multi-user facility in Warsaw, Poland and an 8,000 square metre dedicated facility in Strasbourg, France for a large customer in the chemicals segment. Both facilities are due to open in November.
4. The much smaller Unit Loads business experienced a mixed quarter in both the Continental and Irish markets. A continuing decline in UK exports contributed to a worsening imbalance position overall in Q3 compared to Q2, however, trading improved at the end of the quarter. The restructured cost base is benefiting the business.

Cold Logistics

1. Cold Logistics experienced strong trading in Australasia offset by weakness in the US at the California and Nevada facilities.
2. In Australasia, volumes were in line with expectations and the business continued to benefit from productivity gains and cost control. Numerous contract wins and contract extensions were achieved, particularly in the food manufacturers segment and also in the New Zealand business.
3. In the US, at the end of October, Cold Logistics completed the $70 million acquisition of assets from ProLogis (50 million cubic feet of space in total). The principal assets acquired were eight facilities in California and two facilities in Texas resulting in Cold Logistics becoming the number one operator in those markets. For Q3, all of the existing facilities in the US, except those in California and Nevada, reported improved trading compared to the prior year. In California, margins remained under pressure due to the competitive environment reported in Q2 and the US West Coast port labour dispute had a minor impact on export/import business at the end of Q3 and into Q4. At the smaller operations in Nevada, a significant customer was lost at the beginning of the quarter, due to relocation of its supply chain requirements to another state.
4. Our much smaller business in Argentina achieved improved trading compared to Q2 and the prior year due to growth in export volumes. However, the business continues to experience difficult economic conditions.

FERRIES

P&O Ferries – Short Sea Routes

	Carryings(*) ('000)			
	Q3		Year to Date	
	2002	**2001**	**2002**	**2001**
Freight units	257	280	774	841
Tourist vehicles (including coaches)	561	537	1,287	1,232
Passengers	3,513	3,533	8,611	8,391

(*) Carryings include the two routes Dover–Calais and Dover–Zeebrugge although the latter closes at the end of this year.

1. On 13 August, P&O acquired Stena Line's 40% shareholding in P&O Stena Line for approximately £152 million.
2. The Short Sea, Western Channel and North Sea routes have been operating under common branding as P&O Ferries from 15th October 2002. Proposals for the introduction of a new organisational structure and the potential redundancies that would result are currently being discussed with relevant unions and works councils. Possible annualised cost savings of £15m have been identified from this restructuring.

Freight

1. The total Short Sea freight market recorded growth for the quarter of 4%, and is 5% higher for the year to date. This follows exceptional growth last year of 9% in Q3 and 10% for the year to date.
2. P&O Ferries carryings were 8% below last year for both the quarter and for the year to date. As referred to in previous quarters, this was largely due to the 33% increase in capacity by SeaFrance and the 17% increase in Norfolk Line capacity and a firm rate stance adopted by P&O.
3. Average rates for the period are encouraging, showing an increase of 4% over Q3 2001, almost offsetting the fall in carryings in the quarter. For the year to date, rates are 4% higher than for the same period last year.

Tourist vehicles and Passengers

1. The overall tourist vehicle market is slightly above last year for Q3 and is 5% up on last year for the year to date.
2. P&O Ferries tourist vehicle carryings increased by 4% both in Q3 and the year to date. Average car rates for the year to date were 6% above last year.

3. The total passenger market was slightly ahead of last year for both the quarter and the year to date. P&O Ferries carryings were 3% above last year for the year to date but slightly down in the quarter. On board spend continued the strong growth reported previously, with average sales per passenger 10% higher than for the year to date last year.

P&O Ferries - Other Routes

Carryings(*)

('000)

	Q3		**Year to date**	
	2002	**2001**	**2002**	**2001**
Freight units	297	327	972	996
Tourist vehicles (including Coaches)	397	388	809	781
Passengers	1,518	1,511	3,337	3,270

(*) Carryings are an aggregation of P&O Ferries other routes around the UK, namely North Sea, Irish Sea, Western Channel and Scottish Isles.

1. North Sea – operations at Felixstowe were closed on 31 July. Three owned ships that previously operated the Felixstowe – Rotterdam routes were sold to Stena Line and two chartered ships were returned to their owners.
2. Portsmouth – the new Pride of Cherbourg was introduced on the Portsmouth – Cherbourg routes from mid-September. The new ship has now replaced two older ships, which have been sold, and enhances the daytime tourist capacity while leaving freight capacity on the route unchanged.
3. Scottish – operations were ceased on these routes at the end of September and all four ships were sold.

Freight

1. Freight carryings decreased 9% in Q3 compared to last year and were 2% down for the year to date. Closure of the Felixstowe routes resulted in a decline in carryings of 42,000 units for the quarter compared to the previous year. Excluding those routes, freight carryings increased 4% in Q3 and for the year to date compared to the prior year. There was continuing pressure on rates in the quarter.
2. Irish Sea carryings increased by 9% in Q3 and 10% for the year to date in a flat market. The Larne – Cairnryan route continued to perform particularly well. At Portsmouth, carryings increased 3% in Q3 but were 1% down year to date.
3. North Sea carryings decreased 4% in Q3 and 3% for the year to date (excluding the impact of the Felixstowe closure) due to increased competition at Hull and Teesport.

Tourist vehicles and Passengers

1. Passenger carryings for Q3 were at broadly similar levels to last year and tourist vehicle carryings increased by 2%. For the year to date, passenger carryings increased by 2% and tourist vehicle carryings by 4%. Improved rates were achieved on the Portsmouth routes, but rate pressure was experienced on the Irish Sea. On the North Sea, the new and refurbished ships continue to benefit passenger yield.
2. Portsmouth achieved good growth in both passenger and vehicle carryings on the French routes in the quarter. However, carryings were disappointing on the North Sea with the strong pound having an adverse impact on incoming Continental traffic. The Irish Sea routes experienced good tourist growth in the quarter through the use of better quality ships on the UK/Dublin and Rosslare/Cherbourg routes and also through the use of the European Ambassador on the new route from Dublin – Cherbourg.

APPENDIX

P&O Ports
Equity Adjusted Throughput (TEU'000)

	2002		2001					2000
	Q2	Q1	Year	Q4	Q3	Q2	Q1	Year
Asia	915	761	2,583	702	702	625	555	2,129
Americas	314	290	1,327	318	340	330	338	1,125
Europe	625	558	2,154	557	573	528	495	1,567
ANZ	322	301	1,225	319	339	285	282	1,190
Total	2,176	1,909	7,289	1,896	1,954	1,768	1,670	6,011

Notes :

1. TEU = twenty foot equivalent unit. This is a standard size of container and a common measure of capacity in the container logistics business. In 2001 container terminals accounted for approximately 75% of the total operating profit reported for P&O Ports, the remainder coming from other port services.

2. Equity adjusted throughput reports the gross volume adjusted to reflect accounting consolidation i.e. 100% of subsidiary volume plus the equity share of associates and joint ventures volume. Therefore equity-adjusted throughput recognises the actual volume that contributes to P&O Port's earnings reported per its profit & loss statement.

(ends)

P&O

Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone (020) 7930 4343
Facsimile (020) 7839 9338

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

14 November 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

82-2083

Dear Sirs

P&O NEDLLOYD RESULTS: THIRD QUARTER 2002

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Liz Eddington
Company Secretariat

enc

P&O

News Release

EMBARGO: NOT FOR PUBLICATION BEFORE 07.00 HOURS (UK TIME) ON THURSDAY, 14 NOVEMBER 2002

P&O NEDLLOYD RESULTS: THIRD QUARTER 2002

The attached information sets out the financial results, trade statistics and key points for P&O Nedlloyd Container Line Limited for the third quarter 2002. In summary it shows that:

- P&O Nedlloyd made an operating loss for the quarter of $46 million, the same as for Q2 2002 but with higher fuel prices having an adverse impact of $15 million;
- average revenue rates were marginally up on Q2 2002, the first quarterly improvement since Q1 2001;
- volumes were 11 per cent higher than in Q3 2001;
- the cost savings programmes continue ahead of plan; and
- the overall outlook is more positive than for some time, although higher fuel costs, a weaker US dollar and supply/demand pressures continue.

Further information: Peter Smith, Director, Communications and Strategy, P&O
020 7930 4343

Cor Radings, Corporate Public Relations, Royal Nedlloyd
00 31 626 316 854

RESULTS & STATISTICS

	Q3 2002	Q3 2001	Year to Date 2002	Year to Date 2001
Throughput (teus)				
Europe/Asia	303,200	272,200	854,600	800,000
North/South & Cross Trades	343,600	306,500	961,200	861,300
North America	282,300	255,500	804,100	694,300
Total	**929,100**	**834,200**	**2,619,900**	**2,355,600**
Average revenue per teu	1,138	1,275	1,139	1,329
Revenue	1,057	1,064	2,983	3,131
Operating profit/(loss) before interest and tax (before restructuring costs)	**(46)**	**32**	**(159)**	**110**
Restructuring costs	(5)	(2)	(22)	(3)
Operating profit/(loss) before interest and tax (after restructuring costs)	(51)	30	(181)	107
Net profit/(loss) on sale of fixed assets	(4)	0	1	0
Interest, minorities and other items	(12)	(14)	(33)	(41)
Profit/(loss) before tax	**(67)**	**16**	**(213)**	**66**

Notes:

1. Teu = twenty foot equivalent unit. This is the standard size of container and is a common measure of capacity in the container business.

2. All financial figures are US$ million except average revenue per teu which is US$.

3. It is important to note that a change in average revenue per teu does not necessarily equal a change in profit contribution. Average revenue per teu is calculated equally across all trades and products. It makes no allowance for cargo mix, relative volumes on different trades or additional elements which are raised and paid for in local currency.

KEY POINTS

1. The $46 million operating loss for Q3 2002 (before restructuring costs of $5 million) was the same as for Q2 (before restructuring costs of $15 million) despite fuel prices being $15 million worse. It compares to a profit of $32 million for Q3 2001 with higher fuel prices having an adverse impact of $19 million.

2. The main factor affecting the result continues to be low revenue rates, which were 11% down on Q3 2001. Importantly, however, the average revenue rate of $1,138 was marginally ahead of the average rate of $1,131 in Q2. Sustained increases have been achieved on the important Europe-Asia trades although rates in some other trades remain under pressure.

3. Volume growth has continued across all trades with overall Q3 throughput 11% up on the same period in 2001 and 3% better than in Q2. Exports from China to both the US and Europe have been particularly strong. Despite no vessels having been laid up, average utilisation levels remained relatively high at 80%.

4. At the end of the quarter, the US West Coast port labour dispute affected several services. There was no effect on the Q3 results. The US West Coast volumes are a small proportion of P&O Nedlloyd's annual volume and consequently, on the basis of the position to date, it is estimated that the dispute will have a maximum impact of approximately $10 million on the full year result.

5. High priority continues to be given to implementation of the cost savings programmes. This year's annualised target of $250 million has already been achieved and the full impact of these savings will benefit the results in 2003. Work is well underway to deliver the target of $350 million annualised savings by the end of 2003.

6. In the short term, P&O Nedlloyd's improving trend in revenue rates may be partly offset by higher fuel costs and also the continuing weakness in the US dollar. However, utilisation levels are high and the worst effects of over capacity in 2002 appear to have been resolved. For 2003 the number of new vessel deliveries for the industry as a whole is expected to have an adverse impact on the supply/demand balance, particularly while world trade growth prospects are uncertain. Despite this, improving revenue rates and continuing strong volumes provide the basis for a more positive outlook than for some time.

(ends)